Mail Stop 4561
Via Fax (610) 646-0394

June 4, 2009

John C. Long
Chief Financial Officer
Innovative Solutions and Support, Inc.
720 Pennsylvania Drive
Exton, PA 19341

> **Re:**   **Innovative Solutions and Support, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **September 30, 2008**
> **Filed December 11, 2008 and December 19, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed on February 6, 2009**
> **File No. 000-31157**

Dear Mr. Long:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Kathleen Collins
          Accounting Branch Chief